      SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

e-dentist.com, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

709637102
(CUSIP Number)

Barry W. Blank
P.O. Box 32056
Phoenix, Arizona 85064
(602) 230-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2000
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 709637102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry W. Blank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 819,500
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 819,500
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,500 (includes 801,000 owned by the Barry W. Blank Trust and 18,500 Shares owned by the Barry W. Blank IRA.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 709637102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Barry W. Blank Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 801,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 801,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 709637102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Barry W. Blank IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 18,500
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

          The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of e-dentist.com, Inc., a Delaware corporation ("e-dentist").

          The address of the principal executive offices of e-dentist is 2999 N. 44th Street, Suite 650, Phoenix, Arizona 85018.

Item 2. Identity and Background.

          This Schedule is filed on behalf of Barry W. Blank, the Barry W. Blank Trust and the Barry W. Blank IRA (referred individually as “Reporting Person and collectively as, the “Reporting Persons”). The names, residences or business addresses and principal occupation of the Reporting Persons are set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Barry W. Blank is a citizen of the United States.

Reporting Persons	Principal Address	Principal Occupation/Business
Barry W. Blank	P.O. Box 32056 Phoenix, Arizona 85064	Investor
Barry W. Blank Trust	P.O. Box 32056 Phoenix, Arizona 85064	N/A
Barry W. Blank IRA	P.O. Box 32056 Phoenix, Arizona 85064	N/A

Item 3. Source and Amount of Funds or Other Consideration.

          The net investment cost is (i) $562,188.35 for 801,000 Shares beneficially owned by the Barry W. Blank Trust and (ii)$13, 526.00 for 18,500 Shares beneficially owned by the Barry W. Blank IRA. The aggregate net investment cost for the 819,500 Shares beneficially owned by Barry W. Blank is $575,714.35

          The Shares purchased by Barry W. Blank were purchased with personal funds.

Item 4. Purpose of Transaction.

          The acquisition of the shares of Common Stock of e-dentist is for investment purposes only. The Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

          The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person. During the 60 days prior to August 4, 2000 (the date of event which requires filing this statement) there have been seven transactions, as identified below, by the Barry W. Blank Trust.

Identity of Person	Date of Transaction	Amount of Securities Involved	Average Price Per Share	Where and How the Transactions were effected
The Barry W. Blank Trust	06/29/00	1,000	$0.51	Open Market Purchase
The Barry W. Blank Trust	07/06/00	300	$0.54	Open Market Purchase
The Barry W. Blank Trust	07/07/00	2,600	$0.51	Open Market Purchase
The Barry W. Blank Trust	07/13/00	34,700	$0.50	Open Market Purchase
The Barry W. Blank Trust	07/22/00	2,000	$0.51	Open Market Purchase
The Barry W. Blank Trust	07/25/00	500	$0.53	Open Market Purchase
The Barry W. Blank Trust	07/31/00	500	$0.53	Open Market Purchase

          Subsequent to August 4, 2000 the following transactions in e-dentist Common Stock were made by the Barry W. Blank Trust.

Identity of Person	Date of Transaction	Amount of Securities Involved	Average Price Per Share	Where and How the Transactions were effected
The Barry W. Blank Trust	9/13/00	50,000	$0.44	Open Market Purchase
The Barry W. Blank Trust	9/14/00	13,400	$0.44	Open Market Purchase
The Barry W. Blank Trust	9/15/00	100	$0.57	Open Market Purchase
The Barry W. Blank Trust	9/19/00	10,000	$0.44	Open Market Purchase
The Barry W. Blank Trust	9/21/00	500	$0.46	Open Market Purchase
The Barry W. Blank Trust	9/22/00	1,000	$0.45	Open Market Purchase
The Barry W. Blank Trust	9/25/00	400	$0.47	Open Market Purchase
The Barry W. Blank Trust	9/26/00	24,600	$0.44	Open Market Purchase
The Barry W. Blank Trust	12/5/00	92,000	$0.19	Open Market Purchase
The Barry W. Blank Trust	12/12/00	8,000	$0.19	Open Market Purchase
The Barry W. Blank Trust	12/13/00	96,500	$0.19	Open Market Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Based on the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of e-dentist.

Item 7. Material to be Filed as Exhibits.

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2000	Barry W. Blank
/s/ James L. Dunn, Jr.

James L. Dunn, Jr. Attorney in-fact for Barry W. Blank

The Barry W. Blank IRA
/s/ James L. Dunn, Jr.

James L. Dunn, Jr. Attorney in-fact for The Barry W. Blank IRA

The Barry W. Blank Trust
/s/ James L. Dunn, Jr.

James L. Dunn, Jr. Attorney in-fact for The Barry W. Blank Trust